EXHIBIT 99.1
Connect Biopharma Reports First Half 2024 Financial Results and Provides Business Update

•Announced new U.S.-based leadership with the appointment of Barry Quart, Pharm.D. as Chief Executive Officer (CEO) and David Szekeres as President
•Connect’s new management is currently evaluating the future clinical development strategy for rademikibart
•As part of Connect’s transformation into a U.S.-centric company, the Company will be significantly reducing its presence in China
•Cash and cash equivalents of $110.2 million expected to support planned operations into at least the first half of 2027

SAN DIEGO, CA, September 5, 2024 -- Connect Biopharma Holdings Limited (Nasdaq: CNTB) (“Connect Biopharma,” “Connect” or the “Company”), a U.S.-headquartered global clinical-stage biopharmaceutical company dedicated to improving the lives of patients with inflammatory diseases, today reported financial results for the six months ended June 30, 2024 and provided a business update.

“Having had the opportunity to thoroughly review all the clinical data generated with rademikibart, I continue to be incredibly excited about this potential best-in-class competitor to dupilumab,” said Barry Quart, Pharm.D., CEO and Director of Connect. “In parallel, we continue to take steps towards transforming into a U.S.-centric company and significantly reducing our footprint in China. We are excited about the Company’s transformation and look forward to unveiling our new strategy for rademikibart in the near future.”

First Half 2024 and Recent Highlights

Leadership and Board of Directors Appointments
•In June 2024, the Board of Directors (the “Board”) appointed Barry Quart, Pharm.D., an industry leader, as Chief Executive Officer and member of the Board, and David Szekeres, an experienced life science executive, as President. Dr. Quart brings over 30 years of extensive experience serving in leadership positions in biotechnology and pharmaceutical companies and developing innovative pharmaceutical products. He has personally led several early-stage biotech companies through late-stage clinical development, with nine U.S. Food and Drug Administration (FDA) drug approvals.
•In June 2024, Kleanthis G. Xanthopoulos, Ph.D. was appointed as Chairperson of the Board.
•In February 2024, James Zuie-chin Huang, M.B.A., a successful entrepreneur, investor, and key opinion leader in the healthcare sector, was appointed to the Board.

Clinical Programs Highlights
•The Company received favorable feedback from the FDA in Q2 2024 regarding potential Phase 3 registrational programs for rademikibart in both asthma and atopic dermatitis (AD). The Company is considering whether advancing rademikibart into a Phase 3 program is the appropriate next step versus other development opportunities for rademikibart, which could be completed without additional financing.

•Simcere Pharmaceutical Co., Ltd. (“Simcere”), Connect’s partner in Greater China who holds responsibility for future development and New Drug Application submission of rademikibart, has announced the initiation of Phase 3 trials in China in moderate-to-severe AD and asthma.
•Presented a late-breaking poster presentation on the positive results from the rademikibart global Phase 2b trial in patients with moderate-to-severe asthma at the American Thoracic Society (ATS) 2024 International Conference.

Corporate Highlights
•Completed a technology transfer of the manufacturing process for rademikibart to a U.S.-based contract manufacturer, allowing the Company to significantly reduce manufacturing expenses for the remainder of 2024 and 2025.
•As part of the transition to a U.S.-centric company, Connect has reduced its China workforce over the past 12 months by approximately 15% as of June 30, 2024, with further reductions in the China workforce expected by end of year.

Financial Results for the First Half 2024

•Cash, cash equivalents and short-term investments were $110.2 million as of June 30, 2024, compared with $118.7 million as of December 31, 2023. The decrease was mainly due to cash used to advance the Company’s clinical programs and fund its operations, offset by partnership payments received from Simcere. The Company has continued to control spend, allowing it to extend its cash runway. Based on its current operating plans, management believes the Company has sufficient cash and investments to support planned operations into at least the first half of 2027.
•Revenue for the six months ended June 30, 2024, totaled $24.1 million, as the Company began recognizing revenue from the license and collaboration agreement executed with Simcere in November 2023.
•R&D expenses for the six months ended June 30, 2024, totaled $13.3 million, compared with $26.6 million for the six months ended June 30, 2023, a decrease of $13.3 million primarily due to fewer clinical trials, less drug product manufacturing activity, and lower personnel costs due to fewer research and development headcount compared to the prior period.
•Administrative expenses totaled $8.3 million for the six months ended June 30, 2024, compared with $8.1 million for the six months ended June 30, 2023. The increase in administrative expenses was primarily due to severance costs associated with employee headcount reductions or transitions.
•Net income totaled $7.6 million for the six months ended June 30, 2024, compared with a net loss of $30.5 million for the six months ended June 30, 2023.

Connect Biopharma Holdings Ltd.
Condensed Consolidated Income Statement Data
(Unaudited)

	For Six Months Ended June 30,
	2023	2024
	USD'000	USD'000
(in thousands, except per share data)
Revenue from contracts with customers	$—	$24,116
Total revenue	—	24,116

Research and development expense	(26,642)	(13,316)
Administrative expenses	(8,095)	(8,282)
Other income	1,468	2,570
Other gains - net	1,163	2,220
Operating (loss) / income	(32,106)	7,308
Finance income	1,706	411
Finance cost	(10)	(10)
Finance income - net	1,696	401
Net (loss) / income before income tax	(30,410)	7,709
Income tax expense	(64)	(60)
Net (loss) / income	$(30,474)	$7,649

Net (loss) / income attributable to:
Owners of the Company	$(30,474)	$7,649

Net (loss) / income per share
Basic and diluted	$(0.55)	$0.14

Connect Biopharma Holdings Ltd.
Condensed Consolidated Balance Sheet Data
(Unaudited)

	December 31,	June 30,
	2023	2024
	USD'000	USD'000
Cash, cash equivalents, and short-term investments	$118,653	$110,174
Total assets	125,892	120,570
Total liabilities	24,849	10,091
Accumulated losses	(539,347)	(531,698)
Total shareholders' equity	101,043	110,479

About Connect Biopharma Holdings Limited
Connect Biopharma is a global, clinical-stage biopharmaceutical company developing innovative therapies to treat inflammatory diseases with the goal of improving the lives of millions of those affected around the world. The Company’s lead product candidate, rademikibart (formerly known as CBP-201), is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) and has demonstrated activity in both atopic dermatitis and asthma. The Company’s second product candidate, icanbelimod (formerly known as CBP-307), is a modulator of S1P1 T cell receptors and has demonstrated activity in ulcerative colitis. For more information, please visit: https://www.connectbiopharm.com/

Forward-Looking Statements
Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may”, “could”, “will”, “would”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “intend”, “predict”, “seek”, “contemplate”, “look forward”, “potential”, “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development, regulatory or commercial milestones or reporting data or whether such milestones or data will be achieved or generated, including whether any new drug application will be submitted or accepted or whether any new strategy will be implemented or successful and the timing thereof, and the potential of such product candidates, including to achieve any benefit, improvement, differentiation, trend or profile or any product approval or be effective, whether the Company can successfully transition to a U.S.-centric company and the timing of such transition, whether the Company can continue to receive payments under its license and collaboration agreement with Simcere, expected cash runway, and the sufficiency of the Company’s cash and investments to support planned operations. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual data may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on April 16, 2024, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

INVESTOR CONTACT:
David Szekeres
President
dszekeres@connectpharm.com